UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A

(Mark One)

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2007

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-12619

A.  Full title of the plan and address of the plan, if different from that of the issuer named below:

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RALCORP HOLDINGS, INC.
SUITE 2900
800 MARKET STREET
ST. LOUIS, MISSOURI 63101

EXPLANATORY NOTE

This Amendment No. 1 to our Annual Report on Form 11-K for the fiscal year ended December 31, 2007, initially filed on June 25, 2008 (the “Initial Report”), is being filed to modify the financial statements to include certain non-physical assets of benefit plans merged into the Ralcorp Holdings, Inc. Savings Investment Plan on December 31, 2007, and to modify the disclosures under “Eligibility” in Note 1 – Description of Plan.

The information contained in this Amendment No. 1 does not reflect events occurring after the filing of the Initial Report and does not modify or update the disclosures therein, except as described above.

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN
Statements of Net Assets Available for Benefits

	December 31,
	2007	2006

Assets
Investments	$288,846,663	$267,169,644
Employer contributions receivable	2,266,653	636,640
Participant contributions receivable	56,789	-
Dividend receivable	86,068	-
Due from other plans	16,589,829	-
Total assets	307,846,002	267,806,284

Liabilities
Fees payable	16,656	14,903
Corrective distributions payable	155,501	293,538
Total liabilities	172,157	308,441

Net Assets Available for Benefits	$307,673,845	$267,497,843

See the accompanying Notes to Financial Statements.

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2007	2006

Additions
Investment income:
Interest and dividend income	$14,822,750	$11,534,759
Net appreciation in fair value of investments	6,511,569	23,039,472
	21,334,319	34,574,231
Contributions:
Employer	5,474,095	5,989,033
Participants	12,370,304	11,955,122
	17,844,399	17,944,155

Total additions	39,178,718	52,518,386

Deductions
Benefits paid	18,241,108	17,232,254
Corrective distributions	176,722	366,992
Other deductions	162,720	135,305

Total deductions	18,580,550	17,734,551

Net Increase in Net Assets before Transfers	20,598,168	34,783,835

Transfers
Asset transfers in	19,577,834	-

Net Increase in Net Assets Available for Benefits	40,176,002	34,783,835

Net Assets Available for Benefits:
Beginning of year	267,497,843	232,714,008
End of year	$307,673,845	$267,497,843

See the accompanying Notes to Financial Statements.

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN
Notes to Financial Statements

Note 1 – Description of Plan

The following description of the Ralcorp Holdings, Inc. (Ralcorp or the Company) Savings Investment Plan (the Plan) provides only general information.  Participants should refer to the plan document for a more complete description of the Plan’s provisions.

Plan Purpose.  The Plan is a defined contribution plan whose purpose is to permit deferrals of compensation by eligible employees of the Company and its subsidiaries to enable them to share in the Company’s performance through participation in the Ralcorp Stock Fund and to provide them with an attractive, convenient vehicle for accumulating capital for their future economic security.

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  The Plan is designed to meet ERISA’s reporting and disclosure and fiduciary responsibility requirements, as well as to meet the minimum standards for participation and vesting.

Eligibility.  All regular sales, administrative and clerical employees, and certain production employees, depending on the terms and conditions of employment, who receive regular compensation from a payroll in the United States are eligible to participate to the extent permitted by the Plan or applicable law.  Employees are generally eligible at date of hire.

Plan Administration.  The Plan is administered by the Company.  Except as to matters required by the terms of the Plan to be decided by the Company’s Board of Directors (the Board), the Company’s Benefits Administration Committee has the right to interpret the Plan and to decide certain matters arising under the Plan.  The Board has designated the Company’s Employee Benefit Trustees Committee (the EBTC) as having certain rights and obligations to control and manage plan assets, to select investment funds available for investment by plan participants, and to appoint and remove the trustee and any investment managers retained in connection with the investment of plan assets.

Plan Contributions.  The pre-tax contribution amount, Roth contribution (after tax), or combination of pre-tax contribution and Roth contribution, was limited to $15,500 for 2007, and a catch-up contribution for individuals aged 50 or over was limited to $5,000 per calendar year.  Subject to such limitations, participants may make basic Roth or pre-tax contributions of 2% to 50% of their compensation, in 1% increments.

Participant contributions may be invested in any of the available investment funds. Participant contributions and earnings thereon are vested and non-forfeitable from the time made.

The Company contributes the following depending on years of service: 25% on up to 6% of pay for certain employees with one year of service but less than two; 100% of the first 3% of pay contributed and 50% of the next 3% of pay contributed for certain employees with more than two but less than fifteen years of service; 100% of the first 6% of pay contributed for certain employees with more than fifteen years of service.  Company matching contributions and earnings thereon vest at a rate of 25% for each year of credited Company service by the participant.

Employees of several of the Company’s production facilities are subject to different pre-tax limits and matching contribution levels.  In addition, certain production employees receive non-matching Company contributions.

Investment of Funds.  All contributions will be deposited by the Company in trust funds held by Vanguard Fiduciary Trust Company or any successor trustee selected by the EBTC.  The value of the trust funds change according to increases or decreases in the value of the assets, gain or loss on sale of assets, and income from dividends and interest held therein.  In addition, Vanguard performs all record keeping functions for the Plan.

The trustee will maintain as many separate investment funds within its trust funds, with such different investment objectives, as the EBTC deems advisable.  During the plan years ended December 31, 2007 and 2006, participants were able to allocate their contributions among the following investment options: Royce Total Return Fund, Vanguard 500 Index Fund, Vanguard Explorer Fund, Vanguard Extended Market Index Fund, Vanguard Federal Money Market Fund, Vanguard International Growth Fund, Vanguard PRIMECAP Fund, Vanguard REIT Index Fund, Vanguard Small-Cap Index Fund, Vanguard Total Bond Market Index Fund, Vanguard Total International Stock Index Fund, Vanguard Wellington Fund, Vanguard Windsor II Fund, Vanguard Retirement Savings Trust, and the Ralcorp Stock Fund.

Plan Withdrawals, Loans and Forfeitures.  Upon termination of a participant, retirement, disability, or death, or in the event of termination of the Plan without establishment of a successor plan, the amount in the trust fund credited to each participant which is vested will be distributed to the participant or to the participant’s beneficiary or other legal representative.  Under the Plan, a participant may elect from several payment alternatives regarding the timing and nature of distributions.  Plan withdrawals may be made prior to termination or retirement for cases of hardship.  Such distributions are limited to the amount required to meet the need created by the hardship and are made in accordance with guidelines determined by the Company.

The Company may, subject to certain rules and regulations, permit participants to borrow from their credited account balances.  Such loans will be permitted for any purpose provided certain plan conditions and certain other conditions as prescribed by federal law are met.

Upon termination, any Company matching contributions and the earnings thereon which are not vested will be forfeited, but will be restored if the participant again becomes an eligible employee within five years after termination.  Amounts forfeited are used to reduce Company matching contributions required under the Plan.  Forfeitures, net of amounts restored, during the years ended December 31, 2007 and 2006 were $78,579 and $94,017, respectively.

Plan Amendments and Termination.  The Board, and in certain limited circumstances the EBTC and the Co-Chief Executive Officers of the Company, may amend the Plan.  The Board may also terminate the Plan or direct that Company matching contributions cease.  In such cases, non-forfeitable rights to the Company matching contributions credited to a participant’s account shall automatically vest.

Note 2 – Summary of Significant Accounting Policies

The significant accounting policies followed by the Plan are described below:

Basis of Accounting.  The accompanying financial statements are prepared using the accrual basis of accounting, with the exception of benefit payments, which are recorded upon distribution.

Use of Estimates.  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets during the reporting period.  Actual results could differ from those estimates.

Recently Issued Accounting Standards.  In September 2006, the Financial Accounting Standards Board issued FASB Statement No. 157, "Fair Value Measurements," which will be effective for the Plan's 2008 financial statements.  This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  This Statement will be effective for the Plan’s 2008 financial statements; however, FASB Staff Position 157-2, issued in February 2008, permits a one-year deferral for non-financial assets and liabilities not recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption of this Statement is not expected to have a material effect on the Plan's financial statements but will result in modified disclosures in the notes.

Investments.  Plan investments in common stock and shares of registered investment companies (mutual funds) are carried at fair market value based on closing prices on the last business day of the plan year.  Interest income is recognized as earned, and dividend income is recognized on the ex-dividend date.  Participant loans are valued at cost, which approximates fair value.  Units of the Retirement Savings Trust are valued at net asset value at year-end.  The Ralcorp Stock Fund is valued at its year-end unit closing price (comprised of the year-end market price of Ralcorp common stock plus any uninvested cash position).  Purchases and sales of investments are recorded on a trade-date basis.  Net appreciation (depreciation) in fair value of investments is comprised of net realized and unrealized gains and losses.  Net realized gain (loss) is the difference between sale proceeds and historical cost using the average cost method.  Unrealized gain (loss) is the difference between the market value of an investment at the end of the plan year and the market value of the same investment at the beginning of the plan year or at its acquisition date if acquired during the plan year.  Capital gain distributions are included in dividend income.

Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Note 3 – Investments

The following table presents the carrying value of all of the Plan’s investments.

	December 31,
	2007	2006
Common stock:
Ralcorp Holdings, Inc.	$45,497,771	$39,366,693
Mutual funds:
Royce Total Return Fund	2,039,038	2,135,942
Vanguard 500 Index Fund	43,700,972	42,241,223
Vanguard Explorer Fund	13,965,259	14,306,597
Vanguard Extended Market Index Fund	3,521,514	2,919,331
Vanguard Federal Money Market Fund	24,907,627	22,387,505
Vanguard International Growth Fund	17,434,616	14,328,805
Vanguard PRIMECAP Fund	9,893,445	8,945,628
Vanguard REIT Index Fund	3,909,497	6,447,247
Vanguard Small-Cap Index Fund	3,218,897	2,827,565
Vanguard Total Bond Market Index Fund	13,942,834	10,493,517
Vanguard Total International Stock Index Fund	7,029,185	4,647,297
Vanguard Wellington Fund	32,464,590	30,015,320
Vanguard Windsor II Fund	32,712,908	31,998,889
Common/collective trusts:
Vanguard Retirement Savings Trust	24,477,314	25,505,423
Participant loans	10,131,196	8,602,662
	$288,846,663	$267,169,644

During 2007 and 2006, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	December 31,
	2007	2006

Common stock	$8,077,297	$8,957,017
Mutual funds	(1,565,728)	14,082,455
	$6,511,569	$23,039,472

Note 4 – Related Party Transactions

Certain plan investments are shares of Ralcorp common stock.  Ralcorp is the plan sponsor and, therefore, these transactions qualify as party-in-interest.  At December 31, 2007, these shares had a total cost of $19,412,299 and market value of $45,497,771.  At December 31, 2006, these shares had a total cost of $16,955,047 and market value of $39,366,693.  During 2007, the Plan purchased $16,023,195 and sold $17,969,414 of such assets.  During 2006, the Plan purchased $6,175,467 and sold $13,370,155 of such assets.

Certain Plan investments are shares of mutual funds managed and/or held by Vanguard.  Vanguard is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.  At December 31, 2007, these shares had a total cost of $211,866,760 and market value of $231,178,658.  At December 31, 2006, these shares had a total cost of $189,634,191 and market value of $217,064,037.  During 2007, the Plan purchased $71,482,634 and sold $55,912,101 of such assets.  During 2006, the Plan purchased $57,039,799 and sold $39,388,608 of such assets.  Administrative fees paid to Vanguard by the Plan amounted to $134,829 and $129,261 for the years ended December 31, 2007 and 2006, respectively.

Note 5 – Income Tax Status

The Plan has received a favorable determination letter dated July 6, 2005 from the Internal Revenue Service as a qualified plan exempt from income tax under the Internal Revenue Code.  Participants’ basic contributions, Company matching contributions, and earnings of plan investments are not subject to federal income tax until distributed from the Plan.  Supplemental contributions were allowed to be made from a participant’s after-tax compensation prior to April 1, 2001.  Earnings related to these supplemental contributions are not, however, subject to federal income tax as long as they remain in the Plan.

Note 6 – Asset Transfers

Assets totaling $963,736 related to participants’ balances in Parco Foods, L.L.C. Retirement and Savings plan were merged into the Ralcorp Holdings, Inc. Savings Investment Plan on April 2, 2007.  Accordingly, that amount was reported in “Asset transfers in” in the accompanying financial statements for the year ended December 31, 2007.

On December 31, 2007, Medallion Foods, Inc. 401(k) Profit Sharing Plan and Cottage Bakery, Inc. 401(k) Profit Sharing Plan were merged into the Plan with assets totaling $2,937,728 and $15,676,370, respectively.  All assets were received by the Plan in January 2008.  Accordingly, these amounts were reported in “Assets transfers in” and “Due from other plans” in the accompanying financial statements for the year ended December 31, 2007.

SUPPLEMENTAL SCHEDULE

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN
Form 5500, Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2007

Identity of Issuer, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

The Royce Funds	Royce Total Return Fund	$2,039,038
* The Vanguard Group	Vanguard 500 Index Fund	43,700,972
* The Vanguard Group	Vanguard Explorer Fund	13,965,259
* The Vanguard Group	Vanguard Extended Market Index Fund	3,521,514
* The Vanguard Group	Vanguard Federal Money Market Fund	24,907,627
* The Vanguard Group	Vanguard International Growth Fund	17,434,616
* The Vanguard Group	Vanguard PRIMECAP Fund	9,893,445
* The Vanguard Group	Vanguard REIT Index Fund	3,909,497
* The Vanguard Group	Vanguard Small-Cap Index Fund	3,218,897
* The Vanguard Group	Vanguard Total Bond Market Index Fund	13,942,834
* The Vanguard Group	Vanguard Total International Stock Index Fund	7,029,185
* The Vanguard Group	Vanguard Wellington Fund	32,464,590
* The Vanguard Group	Vanguard Windsor II Fund	32,712,908
	Total Investment in Shares in
	Registered Investment Companies	208,740,382

* The Vanguard Group	Vanguard Retirement Savings Trust	24,477,314

* Participants	Loans at 4.00% - 10.50% maturing
	January 2008 through October 2017	10,131,196

* Ralcorp Holdings, Inc.	Common Stock	45,497,771

	Total Investments	$288,846,663

* Party-in-interest

Report of Independent Registered Public Accounting Firm

Participants of the Ralcorp Holdings, Inc. Savings Investment Plan and
The Employee Benefit Trustees Committee of Ralcorp Holdings, Inc.

We have audited the accompanying statements of net assets available for benefits of the Ralcorp Holdings, Inc. Savings Investment Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Ralcorp Holdings, Inc. Savings Investment Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Brown Smith Wallace, L.L.C.

St. Louis, Missouri
September 26, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Ralcorp Holdings, Inc. Employee Benefit Trustees Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN

Date: September 26, 2008	By: /s/ T. G. Granneman
T. G. Granneman, Chairman
Ralcorp Holdings, Inc.
Employee Benefit Trustees Committee

EXHIBIT INDEX

Exhibits

23.1	Consent of Independent Registered Public Accounting Firm – Brown Smith Wallace, L.L.C.